Exhibit 4.1
          THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of March 14, 2007, among Buffets, Inc., a Minnesota corporation (or its permitted successor) (the “Company”), Buffets Franchise Holdings, LLC, a Minnesota limited liability company, as the Additional Subsidiary Guarantor (the “Additional Subsidiary Guarantor”) and U.S. Bank National Association, as Trustee under the Indenture (the “Trustee”).
WITNESSETH:
          WHEREAS the Company, Parent and the Subsidiary Guarantors have heretofore executed and delivered to the Trustee an Indenture, dated as of November 1, 2006 (as amended, the “Indenture”), providing for the issuance of 12 1/2% Senior Notes due 2014 (the “Securities”);
          WHEREAS, Section 4.10 and Section 10.06 of the Indenture provide that under certain circumstances the Company will cause the Additional Subsidiary Guarantor to execute and deliver to the Trustee a guaranty agreement pursuant to which the Additional Subsidiary Guarantor will Guarantee payment of the Securities on the same terms and conditions as those set forth in Article 10 of the Indenture; and
          WHEREAS, pursuant to Section 9.01(iv) of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture.
          NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Additional Subsidiary Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:
          SECTION 1. Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.
          SECTION 2. Guarantees. The Additional Subsidiary Guarantor hereby agrees, jointly and severally with all other Guarantors, to guarantee the Company’ obligations under the Securities on the terms and subject to the conditions set forth in Article 10 of the Indenture and to be bound by all other applicable provisions of the Indenture as a Subsidiary Guarantor.
          SECTION 3. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.
          SECTION 4. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
          SECTION 5. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

          SECTION 6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
          SECTION 7. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction of this Supplemental Indenture.

          IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

BUFFETS, INC.,
by	/s/ R. Michael Andrews, Jr.
	Name:	R. Michael Andrews, Jr.
	Title:	Chief Executive Officer

BUFFETS FRANCHISE HOLDINGS, LLC
by	/s/ R. Michael Andrews, Jr.
	Name:	R. Michael Andrews, Jr.
	Title:	Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee
by	/s/ Richard Prokosch
	Name:	Richard Prokosch
	Title:	Vice President